Mail Stop 3561

August 29, 2006

Mr. John H. Treglia
President, Chief Executive Officer, Secretary and Director
Comprehensive Healthcare Solutions, Inc.
45 Ludlow Street, Suite 602
Yonkers, New York 10705

> **RE:** **Comprehensive Healthcare Solutions, Inc.**
> **Form 10-KSB for fiscal year ended February 28, 2006**
> **Form 10-QSB for Quarterly period ended May 31, 2006**
> **Form 10-KSB/A for fiscal year ended February 28, 2006**
> **Filed June 13, 2006, July 24, 2006 and August 4, 2006**
> **File No. 033-08955**

Dear Mr. Treglia:

We have reviewed your response letter dated August 4, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Amendment 1 to Form 10-KSB for fiscal year ended February 28, 2006

1.   It appears that you have used the Item numbers contained in Form 10-K as opposed to Form 10-KSB. Please revise.

Item 8. Financial Statements, page 24

2.   We have reviewed your response to comment 3 in our letter dated June 29, 2006 and the revisions to your disclosure. Although you provided the disclosures required by APB 20 you did not address the other items in our comment. Portions of the comment are therefore repeated. On the face of each of the financial statements and footnotes that are affected by restatements, please revise to clearly label the applicable period headings as "Restated". In addition, please have your

auditors issue a revised audit opinion which refers to the restatements. Refer to Auditing Standards Codification AU Section 420.12.

Notes to Consolidated Financial Statements, page 30

Note 7. Convertible Debentures and Warrants, page 36

3.   We reviewed your response to comment 7 from our letter dated June 29, 2006 and the revisions to your financial statements. It does not appear that you have properly accounted for the embedded conversion feature contained in the convertible debentures issued on August 19, 2005 and November 28, 2005. It appears that the instruments could require net cash settlement and result in classification as a liability under EITF 00-19. If so, the embedded conversion option will not qualify for the paragraph 11(a) scope exception of SFAS 133 and would be bifurcated from the host contract and accounted for as a liability at fair value in a manner similar to the warrants issued in connection with the transactions, and the guidance in EITF 98-5 and EITF 00-27 would not apply. In following the guidance contained in EITF 00-19, the embedded conversion feature and warrants would be initially measured at fair value, which would not be limited to the proceeds, and the excess of the fair value of the derivatives, if any, over the amount of the proceeds would be charged to operations on the issuance date of the instruments. The derivatives would be subsequently accounted for based on the current classification and the assumed or required settlement method as required by EITF 00-19. Also, you indicate in your response that the beneficial conversion features are expensed over the term of the convertible notes and that the recorded debt instruments were accreted to their face amounts immediately according to the example in case 6 of EITF 98-5. In addition, on page 37 you disclose that the beneficial conversion feature was charged to expense in the period and that the discount was accreted to the face value of the debentures. Based on these conflicting statements it is unclear how you are amortizing the debt discounts and whether your policy complies with the guidance in paragraph 15 of APB 21. With respect to each of these matters, please revise to comply with the referenced authoritative guidance or tell us why the referenced authoritative guidance is not applicable or revision is not necessary. In addition, please:
   o   tell us how you are accounting for the convertible instruments issued in payment of accrued interest citing relevant authoritative literature;
   o   confirm to us that the convertible debentures issued on June 1, 2005 and August 1, 2005 are conventional convertible debt instruments as defined in EITF 05-2 and that the instruments do not include any provision that could require net settlement;

- o include a discussion of the June 1, 2005 and August 1, 2005 convertible debt instruments in Management's Discussion and Analysis of Financial Condition and Results of Operations;
- o tell us when you determined that you did not have sufficient authorized and unissued shares available to settle your commitments that may require the issuance of stock upon conversion of all outstanding warrants and convertible instruments;
- o tell us whether all outstanding warrants are classified as liabilities, and if not, why not citing relevant authoritative literature;
- o provide us with the original and revised journal entries made for each issuance, the recognition of interest expense, including amortization of discounts, and any subsequent adjustments made (for example, a reclassification due to consideration of paragraphs 10 and 19 of EITF 00-19) in your initial filing and each amended filing;
- o provide us with copies of all of the convertible debenture and warrant agreements referred to in your response as previously requested; and
- o file all the material agreements as exhibits to your amended filing in accordance with Item 601(b)(10) of Regulation S-B as previously requested.

4.   Please tell us why the convertible debentures due January 30, 2006 and December 31, 2006 are classified as long-term obligations. It appears that you are in default of the payment terms of these debentures. If so, please disclose the ramifications of the default including acceleration of other debt obligations under cross default provisions.

Controls and Procedures, page 46

5.   The amendment did not address comment 8 from our letter dated June 29, 2006; therefore, the comment is repeated. Item 308 of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 240.13a-15 or 240.15d-15 that occurred during "your last fiscal quarter" (your fourth fiscal quarter in the case of a Form 10-KSB/A) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. You disclose that there have not been any changes "subsequent to the fourth quarter of 2006." Please revise. Please also similarly revise your Form 10-QSB for the quarterly period ended May 31, 2006.

Exhibits, page 50

6.   We considered your response to comment 9 from our letter dated June 29, 2006. You are required to file a post effective amendment indicating that all securities offered in the original Form S-8 have been sold or which deregisters all securities

then remaining unsold. Until such post effective amendment is filed, we assume that a consent for the use of audit reports would be filed with your Form 10-KSB's. Please revise or advise.

7.   You indicate that there are no exhibits included in the filing. However, you included Exhibits 31.1 and 32.1 in the filing. Please include a list of exhibits as required by Item 601 of Regulation S-B in this Item.

Form 10-QSB for the Quarterly Period Ended May 31, 2006

8.   Please address the comments above in the filing as well.

9.   It appears that you have used the Item numbers contained in Form 10-Q as opposed to Form 10-QSB. Please revise.

10.   We note that you issued additional convertible debentures and notes during the quarter. Please tell us the terms of these instruments and how you accounted for them citing relevant authoritative literature. Refer to the comment above regarding convertible debentures and warrants.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant